

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 19, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (716) 832-5666

Andrew Couvell
President and Chief Executive Officer
Green Irons Holdings Corp.
1149 Delaware Avenue, Suite 1
Buffalo, NY 14209

>   **Re: Green Irons Holdings Corp.**
>   **Form SB-2**
>   **Filed June 22, 2006**
>   **File No. 333-135225**

Dear Mr. Couvell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement on pages 4 and 23 that you are not a blank check company. Nevertheless, it appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:
   - you are a development stage company issuing penny stock;

- you have no operations, no assets except for minimal cash, and no employees;
- you state that you will not implement your business plan unless the proceeds of this offering exceed the $37,185 you anticipate spending on offering expenses and repaying a loan from an officer to pay accrued legal fees;
- you are not maintaining offices and do not anticipate commencing operations until February 2007; and
- your registration statement contains very general disclosure related to the nature of your business plan.

If true, please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose whether, despite your stated intention, you have any current plans, arrangements, commitments, or understandings to engage in a merger or acquisition with another company. We may have additional comments upon review of your response.

2. Please include the dealer prospectus delivery legend required by Item 502 of Regulation S-B on the outside back cover page of your prospectus.

Cover Page

3. Please revise your cover page to provide your Standard Industrial Classification Code. The code for business services is 7389.

4. We note your statement that "[t]he offering will be for a period of 90 days in our sole discretion." Please revise to clarify that the offer will be open for at least 90 days, as disclosed in Plan of Distribution on page 18.

5. Please revise to disclose whether you will apply to have your securities listed on a national securities exchange or if you will seek sponsorship of your securities on the OTCBB. See Regulation S-B, Item 501(a)(4).

6. Please highlight your cross-reference to your Risk Factors disclosure beginning on page 5. See Regulation S-B, Item 501(a)(5).

7. If you intend to use this prospectus before the effective date of the registration statement, revise to provide the disclosures required by Item 501(a)(10) of Regulation S-B.

Risk Factors, page 5
The gold services industry is highly competitive. . . ., page 6

8. Please revise your discussion under this risk factor to address whether your competitors are all golf courses in British Columbia and the Turks & Caicos Islands or others providing golf lessons and excursions and selling instructional videos.

We do not have any customers, page 7

9. We note your statement that your marketing efforts have been limited to Messrs. Couvell and McDougall's conversations with personal contacts, but the preceding sentence implies that your marketing plan relies, at least in part, on such contacts. Please revise this discussion to clarify the extent to which your marketing plan has developed and, if applicable, disclose the results.

Our officers and directors currently own 100% of our outstanding shares . . ., page 8

10. Please revise the third sentence to indicate that you are offering up to 2,000,000 shares of common stock.

Trading of our common stock may be restricted . . ., page 10

11. Please revise to discuss the risk presented to investors and the company by the possibility that a liquid secondary market for your common stock may fail to materialize. In addition, please clarify what you mean by "public market" or otherwise revise to remove the implication that applicability of the penny stock rules is dependent upon the development of a public market for your shares.

Due to a lack of a market for our shares . . ., page

12. Please revise to disclose whether you have any intention of seeking listing on a securities exchange or listing service or of seeking broker-dealer coverage on an off-exchange market. In addition, please revise the last two paragraphs under this heading to relate to the company or, alternatively, delete these portions of your discussion. Please note that only material risks affecting you, your operations, or your investors should be discussed in Risk Factors. Generic risks that are applicable to all companies generally should be deleted.

Use of Proceeds, page 12

13. Please clarify whether the amount shown under offering expenses represents your total expenses, or those that you expect to incur in addition to the

$10,000 payment made by Mr. Couvell that is represented in debt payments. We note your statement in footnote 6 that $20,000 of legal expenses are one component of the line item designated as "Offering Expenses," but also that the $10,000 of this amount, which has already been paid by Mr. Couvell, is included among the "Debt Payments."

14. We note your statements in footnotes 8 and 9 that if you sell less than the full amount of shares being offered, you will reduce your expenditures proportionately. It appears that your table, however, does not reflect a proportional adjustment to each category of expenditure, regardless of whether each category is compared to your proceeds raised or your proceeds available for categories of expense other than offering expenses and debt payments. Please revise to clarify.

Directors, Executive Officers, Promoters and Control Persons, page 19

15. Please disclose Mr. Couvell's other business activities. We note that his employment at Shaughnessy ended in 2005 and that he intends to devote ten hours per week to the management of your affairs.

Description of Securities, page 21

16. Please note that the address of the SEC Public Reference Room is 100 F Street, N.E, Washington, D.C. 20549. Revise your prospectus accordingly.

Description of Business, page 23

17. Please revise to clarify what you mean in referring to Vancouver and Providenciales as offering "a captive local market."

Plan of Operations, page 26

18. Please revise your statement that your "plan of operations for the next twelve months is to raise funds through this offering" to reflect that the offering will be on-going for only 90-180 days, as disclosed in your Plan of Distribution discussion. Please also revise the statements in the third paragraph that suggest that your offering could continue past February 2007.

19. Please explain why you believe your operations will commence in February 2007.

Executive Compensation, page 30

20. Please disclose when you anticipate the commencement of salaries for Messrs.

Couvell and McDougall. Specifically, will salaries begin as soon as revenues from operations are attained?

<u>Undertakings, page 42</u>

21. Please provide the undertaking specified in Item 512(a)(4) of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey C. D'Angelo, Esq.
        Attorney at Law
        1149 Delaware Avenue, Suite 1
        Buffalo, NY 14209